SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice from Ambev and CADE about a settlement

The Brazilian Antitrust Authority (CADE) and Ambev reached a judicial settlement to definitely close the lawsuit relating to the decision issued by CADE in the Administrative Proceeding n. 08012.003805/2004-10, in which Ambev was fined for violating the antitrust legislation with the adoption of its “Tô Contigo” program.

With this settlement, Ambev agreed to pay a fine in the amount of R$229,140,719.00 (two hundred and twenty-nine million, one hundred and forty thousand, seven hundred and nineteen reais).

The final amount agreed upon the parties is the result of the correction of some mistakes in the original decision, as well as an approximate 20% discount granted by CADE.  The discount is in line with CADE precedents and arises from both the likelihood of success of the lawsuit and the potential negative impacts of the lengthy procedural pace of a case that started more than a decade ago and was ruled by CADE around six years ago.  The “Tô Contigo” program has already been discontinued by Ambev.

With this notice, Ambev fulfills its obligation to make the decision public as established by CADE’s original decision as well as the judicial settlement.

The judicial settlement, which terms and conditions were agreed upon between the parties, was duly approved by CADE’s Tribunal. As a consequence, all the lawsuits, enforcements, appeals and procedural incidents (e.g., court attachments and guarantees) relating to CADE’s final decision in the Administrative Proceeding n. 08012.003805/2004-10 will be settled, putting an end to a controversy that was initiated in 2009 and would probably last for more than a decade.

São Paulo, July 14th, 2015.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2015

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer